Exhibit 1

ASX Release 15 AUGUST 2022 Pillar 3 Report as at 30 June 2022 Westpac Banking Corporation (“Westpac”) today provides the attached Pillar 3 Report (June 2022). For further information: Hayden Cooper Andrew Bowden Group Head of Media Relations General Manager Investor Relations 0402 393 619 0438 284 863 This document has been authorised for release by Tim Hartin, Company Secretary. Level 18, 275 Kent Street Sydney, NSW, 2000

Pillar 3 report Table of contents 2 | Westpac Group June 2022 Pillar 3 Report Structure of Pillar 3 report Executive summary 3 Introduction 5 Group structure 6 Capital overview 8 Leverage ratio 12 Credit risk exposures 13 Securitisation 18 Liquidity coverage ratio 21 Appendix Appendix I | APS330 Quantitative requirements 22 Disclosure regarding forward-looking statements 23 In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise). In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars. Any discrepancies between totals and sums of components in tables contained in this report are due to rounding. In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III. Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

Pillar 3 report
Executive summary

Key capital ratios

%	30 June 2022	31 March 2022	30 June 2021
Level 2 Regulatory capital structure			
Common equity Tier 1 capital ratio	10.75	11.33	12.05
Additional Tier 1 capital ratio	2.02	2.08	2.16
Tier 1 capital ratio	12.77	13.41	14.21
Tier 2 capital ratio	4.40	4.30	4.19
Total regulatory capital ratio	17.17	17.71	18.40
APRA leverage ratio	5.35	5.60	5.92
Level 1 Common equity Tier 1 capital ratio	10.59	11.23	12.19

Westpac's Level 2 common equity Tier 1 (CET1) capital ratio was 10.75% at 30 June 2022. The CET1 capital ratio was lower than the CET1 capital ratio of 11.33% at 31 March 2022 due to payment of the 2022 interim dividend, an increase in interest rate risk in the banking book (IRRBB) risk weighted assets (RWA) from increased market interest rates over the quarter, and higher deductions for capitalised software and other regulatory deductions. These impacts were partly offset by the contribution of earnings over the quarter.

Risk Weighted Assets

$m	30 June 2022	31 March 2022	30 June 2021
Risk weighted assets at Level 2			
Credit risk	362,279	359,673	358,249
Market risk	9,837	9,596	6,642
Operational risk	57,875	57,875	54,090
Interest rate risk in the banking book	43,498	27,710	12,155
Other	4,540	5,102	6,263
Total RWA	478,029	459,956	437,399
Total Exposure at Default	1,212,775	1,183,812	1,129,830

Total RWA increased $18.1 billion or 3.9% over the quarter with most of the increase in non-credit risk RWA.

Non-credit risk RWA were $15.5 billion higher mainly from a $15.8 billion increase in IRRBB RWA over the quarter. The increase in IRRBB RWA has mainly been driven by the regulatory embedded loss from increased market interest rates. A regulatory embedded loss occurs as Westpac's equity is invested over a three-year investment horizon, compared to the regulatory investment term of one year.

The $2.6 billion increase in credit risk RWA included:

- A $5.1 billion increase from higher lending across residential mortgages, specialised lending and corporates;
- A $0.4 billion increase for foreign currency translation impacts mostly from the depreciation of the Australian dollar against the United States dollar;
- A $0.1 billion increase associated with derivative exposures (counterparty credit risk and mark-to-market related credit risk); partly offset by
- A $3.0 billion decrease from improved credit quality metrics and model changes across corporate and business lending.

Additional Tier 1 Capital movements for third quarter 2022

On 21 June 2022 Westpac offered a new Additional Tier 1 Capital instrument, Westpac Capital Notes 9 (WCN 9). Westpac also announced that it would redeem $1.31 billion of Westpac Capital Notes 2 (WCN 2) on 23 September 2022. Under the offer, eligible holders of WCN 2 had the opportunity to reinvest their WCN 2 in WCN 9. At 30 June 2022 the offer had not been completed and had no impact on the Group's capital ratios. On 20 July 2022, Westpac issued $1.51 billion of WCN 9. The net impact of the issue of WCN 9 and redemption of WCN 2 is expected to add around 4 basis points to the Tier 1 capital ratio at 30 September 2022.

Tier 2 Capital movements for third quarter 2022

During the quarter, Westpac issued JPY 26 billion (approximately A$0.3 billion) of Tier 2 capital instruments which increased the total regulatory capital ratio by 6bps.

Westpac GROUP

Westpac Group June 2022 Pillar 3 Report | 3

Pillar 3 report Executive summary 4 | Westpac Group June 2022 Pillar 3 Report Exposure at Default Exposure at default (EAD) increased $29.0 billion over the quarter primarily due to: x A $10.2 billion increase in sovereign exposures due to an increase in liquid assets; x A $8.5 billion increase in corporate exposures mainly from an increase in market-related off-balance sheet exposures; and x A $5.1 billion increase from residential mortgages. Leverage Ratio The leverage ratio represents the amount of Tier 1 capital relative to exposure1. At 30 June 2022, Westpac’s leverage ratio was 5.35%, down 25 basis points since 31 March 2022. The decrease in the leverage ratio reflected higher balance sheet exposures and lower Tier 1 capital as a result of payment of the 2022 interim dividend. Liquidity Coverage Ratio (LCR) Westpac’s average LCR for the quarter ending 30 June 2022 was 130% (31 March 2022: 137%)2 and continues to be comfortably above the regulatory minimum of 100%. The LCR decrease was mainly driven by a second reduction to Westpac’s allocation of the Committed Liquidity Facility (CLF). 1 As defined under Attachment D of APS110: Capital Adequacy. 2 Calculated as a simple average of the daily observations over the quarter.

Pillar 3 report Introduction Westpac Group June 2022 Pillar 3 Report | 5 Westpac Banking Corporation is an Authorised Deposit-taking Institution (ADI) subject to regulation by APRA. APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach (Advanced IRB) for credit risk and the Standardised Measurement Approach (SMA) for operational risk1. In accordance with APS330 Public Disclosure, financial institutions that have received the Advanced IRB accreditation, including Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly. In addition to this report, the regulatory disclosures section of the Westpac website2 contains the reporting requirements for: x Capital instruments under Attachment B of APS330; and x The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually). Capital instruments disclosures are updated when: x A new capital instrument is issued that will form part of regulatory capital; or x A capital instrument is redeemed, converted into CET1 capital, written off, or its terms and conditions are changed. 1 From 1 January 2022, Westpac has adopted the Standardised Measurement Approach (SMA) to Operational Risk Capital as permitted by Prudential Standard APS115 Capital Adequacy: Standardised Measurement Approach to Operational Risk. 2 http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

Pillar 3 report Group structure 6 | Westpac Group June 2022 Pillar 3 Report APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels: x Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ (ELE) for the purposes of measuring capital adequacy; x Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and x Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities. Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2. The Westpac Group The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation. Accounting consolidation3 The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated on consolidation. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases. Group entities excluded from the regulatory consolidation at Level 2 Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities: x insurance; x acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management; x non-financial (commercial) operations; or x special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation. Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities. 1 APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI. 2 Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report. 3 Refer to Note 30 of Westpac’s 2021 Annual Report for further details. Level 1 Consolidation Level 2 Consolidation Level 3 Consolidation Regulatory non-consolidated subsidiaries Westpac New Zealand Ltd Other Westpac Level 2 subsidiaries Westpac Banking Corporation Westpac Level 1 subsidiaries

Pillar 3 report Group structure Westpac Group June 2022 Pillar 3 Report | 7 Subsidiary banking entities Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand (RBNZ). WNZL uses the Advanced IRB approach for credit risk and the Advanced Measurement Approach (AMA) for operational risk. Other subsidiary banking entities in the Group include Westpac Bank PNG-Limited and Westpac Europe Limited. For the purposes of determining Westpac’s capital adequacy subsidiary banking entities are consolidated at Level 2. Restrictions and major impediments on the transfer of funds or regulatory capital within the Group Minimum capital (‘thin capitalisation’) rules Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings to comply with these rules. Tax costs associated with repatriation Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated. Intra-group exposure limits Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities1. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk. Prudential regulation of subsidiary entities On 23 March 2021, the RBNZ issued two notices to WNZL under section 95 of the Reserve Bank of New Zealand Act 1989 (NZ) requiring WNZL to supply two external reviews to the RBNZ (the Risk Governance Review and the Liquidity Review). These reviews only apply to WNZL and not to Westpac in Australia or its New Zealand branch. The Risk Governance Review related to the effectiveness of WNZL’s risk governance, with a focus on the role played by the WNZL Board. The Risk Governance Review was completed in November 2021. WNZL has a programme of work underway to address the issues raised. This is being overseen by the WNZL Board. The Liquidity Review related to the effectiveness of WNZL’s actions to improve liquidity risk management and the associated risk culture. The Liquidity Review was completed in May 2022. Recommendations for improvement arising from the review will be implemented as part of WNZL’s continuous improvement activity. From 31 March 2021, the RBNZ amended WNZL’s conditions of registration, requiring WNZL to discount the value of its liquid assets by approximately 14% which at 30 June 2022 was NZ$2.8 billion. From 15 August 2022, the overlay has been reduced to approximately 7%. The remaining overlay will remain in place until the RBNZ is satisfied that control assurance has been completed. 1 For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.

Pillar 3 report Capital overview 8 | Westpac Group June 2022 Pillar 3 Report Capital management strategy Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include: x The development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans. The current regulatory capital minimums together with the capital conservation buffer (CCB) are the Total CET1 Requirement. The Total CET1 Requirement for Westpac is at least 8.0%, based on an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs1,2; x Consideration of regulatory capital requirements and the perspectives of external stakeholders including rating agencies as well as equity and debt investors; and x A stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios. As part of APRA’s revised capital framework effective from 1 January 2023, APRA has set a Total CET1 Requirement for D-SIBs of 10.25%. This requirement includes a CCB of 4.75% applicable to D-SIBs and a base level for the countercyclical capital buffer of 1.0%. APRA has also indicated3 that it expects that D-SIBs (including Westpac) will likely operate with CET1 above 11% in normal operating conditions under the new framework. Westpac will seek to operate with a CET1 capital ratio of between 11.0% and 11.5% (operating capital range) in normal operating conditions as measured under the new capital framework from 1 January 2023. 1 Noting that APRA may apply higher CET1 requirements for an individual ADI. 2 If an ADI’s CET1 ratio falls below the Total CET1 Requirement (at least 8%), it faces restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses. 3 APRA Prudential Practice Guide APG 110 Capital Adequacy, July 2022.

Pillar 3 report Capital overview Westpac Group June 2022 Pillar 3 Report | 9 Westpac’s capital adequacy ratios Westpac New Zealand Limited’s capital adequacy ratios % 30 June 2022 31 March 2022 30 June 2021 The Westpac Group at Level 2 Common equity Tier 1 capital ratio 10.7 11.3 12.0 Additional Tier 1 capital 2.0 2.1 2.2 Tier 1 capital ratio 12.8 13.4 14.2 Tier 2 capital ratio 4.4 4.3 4.2 Total regulatory capital ratio 17.2 17.7 18.4 The Westpac Group at Level 1 Common equity Tier 1 capital ratio 10.6 11.2 12.2 Additional Tier 1 capital 2.2 2.2 2.2 Tier 1 capital ratio 12.7 13.4 14.4 Tier 2 capital ratio 4.7 4.7 4.3 Total regulatory capital ratio 17.5 18.1 18.7% 30 June 2022 31 March 2022 30 June 2021 Common equity Tier 1 capital ratio 11.5 11.3 13.9 Additional Tier 1 capital 2.0 2.0 2.8 Tier 1 capital ratio 13.5 13.3 16.7 Tier 2 capital ratio 1.2 1.2 2.1 Total regulatory capital ratio 14.8 14.5 18.8

Pillar 3 report
Capital overview

Capital requirements

This table shows RWA and associated capital requirements[1] for each risk type included in the regulatory assessment of Westpac's capital adequacy. More detailed disclosures on the prudential assessment of capital requirements are presented in the following sections of this report.

Total RWA increased $18.1 billion or 3.9% over the quarter with most of the increase in non-credit risk RWA. Non-credit risk RWA were $15.5 billion higher mainly from a $15.8 billion increase in IRRBB RWA over the quarter. The increase in IRRBB RWA has mainly been driven by the regulatory embedded loss from increased market interest rates. A regulatory embedded loss occurs as Westpac's equity is invested over a three-year investment horizon, compared to the regulatory investment term of one year.

30 June 2022 **$m**	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	70,238	841	71,079	5,686.3
Business lending	31,732	726	32,458	2,597
Sovereign	2,389	1,658	4,047	324
Bank	5,089	104	5,193	415
Residential mortgages	147,721	3,069	150,790	12,063
Australian credit cards	3,944	-	3,944	316
Other retail	7,296	744	8,040	643
Small business	14,128	-	14,128	1,130
Specialised lending	59,453	395	59,848	4,788
Securitisation	6,883	-	6,883	551
Mark-to-market related credit risk[3]		5,869	5,869	470
Total	348,873	13,406	362,279	28,983
Market risk			9,837	787
Operational risk			57,875	4,630
Interest rate risk in the banking book			43,498	3,480
Other assets[4]			4,540	363
Total			478,029	38,243

31 March 2022 **$m**	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	69,391	870	70,261	5,621
Business lending	32,686	687	33,373	2,670
Sovereign	2,270	1,393	3,663	293
Bank	4,960	91	5,051	404
Residential mortgages	146,448	3,276	149,724	11,978
Australian credit cards	3,951	-	3,951	316
Other retail	7,785	753	8,538	683
Small business	14,401	-	14,401	1,152
Specialised lending	58,334	380	58,714	4,697
Securitisation	6,306	-	6,306	504
Mark-to-market related credit risk[3]	-	5,691	5,691	455
Total	346,532	13,141	359,673	28,773
Market risk			9,596	768
Operational risk			57,875	4,630
Interest rate risk in the banking book			27,710	2,217
Other assets[4]			5,102	408
Total			459,956	36,796

[1] Total capital required is calculated as 8% of total risk weighted assets.
[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.
[4] Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

10 | Westpac Group June 2022 Pillar 3 Report
Westpac GROUP

Pillar 3 report
Capital overview

30 June 2021 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	68,028	849	68,877	5,510
Business lending	33,528	783	34,311	2,745
Sovereign	2,576	1,232	3,808	305
Bank	5,264	120	5,384	431
Residential mortgages	143,834	3,934	147,768	11,822
Australian credit cards	4,171	-	4,171	334
Other retail	8,844	772	9,616	769
Small business	16,160	-	16,160	1,293
Specialised lending	55,769	377	56,146	4,492
Securitisation	5,801	-	5,801	464
Mark-to-market related credit risk[3]	-	6,207	6,207	497
Total	343,975	14,274	358,249	28,662
Market risk			6,642	531
Operational risk			54,090	4,327
Interest rate risk in the banking book			12,155	972
Other assets[4]			6,263	501
Total			437,399	34,993

1 Total capital required is calculated as 8% of total risk weighted assets.
2 Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
3 Mark-to-market related credit risk is measured under the standardised approach. It is also known as CVA risk.
4 Other assets include cash items, unsettled transactions, fixed assets, and other non-interest earning assets.

Westpac GROUP
Westpac Group June 2022 Pillar 3 Report | 11

Pillar 3 report Leverage ratio disclosure 12 | Westpac Group June 2022 Pillar 3 Report Leverage ratio The following table summarises Westpac’s leverage ratio. This has been determined using APRA’s definition of the leverage ratio as specified in APS110 Capital Adequacy. $ billion 30 June 2022 31 March 2022 31 December 2021 30 September 2021 Tier 1 Capital 61.1 61.7 63.6 64.0 Total Exposures 1,140.4 1,101.4 1,096.7 1,068.3 Leverage ratio 5.4% 5.6% 5.8% 6.0%

Pillar 3 report
Credit risk exposures

Summary credit risk disclosure

Prior period restatement of sovereign EAD

Westpac has restated prior period sovereign EAD. This has arisen due to changes in the calculation of EAD for collateral posted with central banks. The change relates to a reclassification of the collateral posted which receives a different treatment under APRA Prudential Standard 112. The restatement increases sovereign EAD for prior periods and has been corrected for 30 June 2022. It does not have a material impact on RWA, or capital ratios and no other metrics have been impacted. The EAD for March 2022, September 2021 and June 2021 below includes the correct approach.

Exposure at Default $m	Previously reported 31 March 2022	30 September 2021	30 June 2021	Restated 31 March 2022	30 September 2021	30 June 2021
Sovereign	199,457	176,238	161,510	219,219	195,341	180,886

30 June 2022 $m	Exposure at Default	Risk Weighted Assets[1]	Regulatory Expected Loss[2]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 9 months ended
Corporate	139,009	70,238	854	322	313	243	303
Business lending	54,163	31,732	595	333	320	149	65
Sovereign[3]	229,423	2,389	2	2	-	-	-
Bank	22,191	5,089	6	6	-	-	-
Residential mortgages	590,902	147,721	1,551	1,112	214	64	29
Australian credit cards	15,170	3,944	168	129	63	35	78
Other retail	9,634	7,296	335	217	217	115	61
Small business	28,990	14,128	454	284	315	149	22
Specialised lending	72,261	59,453	884	556	76	17	-
Securitisation	36,187	6,883	-	-	-	-	-
Standardised[4]	14,845	13,406	-	-	99	45	-
Total	1,212,775	362,279	4,849	2,961	1,617	817	558

31 March 2022 $m	Exposure at Default	Risk Weighted Assets[1]	Regulatory Expected Loss[2]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 6 months ended
Corporate	130,511	69,391	839	331	290	208	303
Business lending	53,364	32,686	621	350	333	150	34
Sovereign[3]	219,219	2,270	2	2	-	-	-
Bank	21,257	4,960	6	6	-	-	-
Residential mortgages	585,810	146,448	1,615	1,139	226	65	28
Australian credit cards	15,193	3,951	169	133	59	33	50
Other retail	10,312	7,785	352	232	217	116	36
Small business	29,653	14,401	472	297	348	167	14
Specialised lending	70,851	58,334	871	545	88	19	(1)
Securitisation	33,366	6,306	-	-	-	-	-
Standardised[4]	14,276	13,141	-	-	92	36	-
Total	1,183,812	359,673	4,947	3,035	1,653	794	464

[1] Westpac continues to apply a floor of 25% to its residential mortgage portfolio risk weight.
[2] Includes regulatory expected losses for defaulted and non-defaulted exposures.
[3] March 2022 and June 2021 Sovereign EAD have been restated.
[4] Includes mark-to-market related credit risk.

Westpac GROUP

Westpac Group June 2022 Pillar 3 Report | 13

Pillar 3 report
Credit risk exposures

30 June 2021 **$m**	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[1]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 9 months ended
Corporate	127,472	68,028	961	418	675	539	56
Business lending	52,922	33,528	680	401	343	179	40
Sovereign[2]	180,886	2,576	2	2	-	-	-
Bank	21,780	5,264	6	6	-	-	-
Residential mortgages	575,339	143,834	1,842	1,103	276	81	54
Australian credit cards	16,048	4,171	186	140	76	47	107
Other retail	12,130	8,844	420	279	246	141	116
Small business	31,658	16,160	579	369	495	207	37
Specialised lending	65,995	55,769	877	580	60	16	1
Securitisation	29,641	5,801	-	-	-	-	-
Standardised[3]	15,959	14,274	-	-	68	22	-
Total	1,129,830	358,249	5,553	3,298	2,239	1,232	411

[1] Includes regulatory expected losses for defaulted and non-defaulted exposures.
[2] March 2022 and June 2021 Sovereign EAD have been restated.
[3] Includes mark-to-market related credit risk.

14 | Westpac Group June 2022 Pillar 3 Report

Pillar 3 report
Credit risk exposures

Exposure at Default by major type

30 June 2022 $m	On balance sheet	Off-balance sheet Non-market related	Market related	Total Exposure at Default	Average 3 months ended[1]
Corporate	59,748	59,602	19,659	139,009	134,759
Business lending	40,659	13,504	-	54,163	53,764
Sovereign[2]	173,433	1,877	54,113	229,423	214,439
Bank	11,342	1,484	9,365	22,191	21,724
Residential mortgages	510,792	80,110	-	590,902	588,355
Australian credit cards	6,216	8,954	-	15,170	15,182
Other retail	7,045	2,589	-	9,634	9,973
Small business	22,230	6,760	-	28,990	29,322
Specialised lending	58,541	13,207	513	72,261	71,556
Securitisation[3]	28,181	7,957	49	36,187	34,777
Standardised	11,256	989	2,600	14,845	14,561
Total	929,443	197,033	86,299	1,212,775	1,188,412

31 March 2022 $m	On balance sheet	Off-balance sheet Non-market related	Market related	Total Exposure at Default	Average 6 months ended[4]
Corporate	58,276	58,479	13,756	130,511	130,588
Business lending	39,268	14,096	-	53,364	52,938
Sovereign[2]	159,656	1,802	57,761	219,219	192,393
Bank	12,134	1,663	7,460	21,257	21,040
Residential mortgages	507,070	78,740	-	585,810	584,480
Australian credit cards	6,097	9,096	-	15,193	15,331
Other retail	7,596	2,716	-	10,312	10,958
Small business	22,587	7,066	-	29,653	30,254
Specialised lending	57,146	12,933	772	70,851	68,777
Securitisation[3]	24,743	8,556	67	33,366	31,704
Standardised	10,939	1,013	2,324	14,276	15,642
Total	905,512	196,160	82,140	1,183,812	1,154,105

30 June 2021 $m	On balance sheet	Off-balance sheet Non-market related	Market related	Total Exposure at Default	Average 3 months ended[5]
Corporate	52,560	61,160	13,752	127,472	126,020
Business lending	39,659	13,263	-	52,922	52,987
Sovereign[2]	124,106	1,435	55,345	180,886	152,374
Bank	12,956	1,949	6,875	21,780	22,592
Residential mortgages	496,954	78,385	-	575,339	569,069
Australian credit cards	6,564	9,484	-	16,048	16,254
Other retail	9,124	3,006	-	12,130	12,355
Small business	24,680	6,978	-	31,658	31,800
Specialised lending	53,087	11,370	1,538	65,995	65,431
Securitisation[3]	21,775	7,764	102	29,641	28,970
Standardised	12,373	1,060	2,526	15,959	15,630
Total	853,838	195,854	80,138	1,129,830	1,093,482

1 Average is based on exposures as at 30 June 2022 and 31 March 2022.
2 March 2022 and June 2021 Sovereign EAD have been restated.
3 The EAD associated with securitisations is for the banking book only.
4 Average is based on exposures as at 31 March 2022, 31 December 2021 and 30 September 2021.
5 Average is based on exposures as at 30 June 2021 and 31 March 2021.

Westpac GROUP
Westpac Group June 2022 Pillar 3 Report | 15

Pillar 3 report
Credit risk exposures

Loan impairment provisions

All Individually Assessed Provisions (IAPs) raised under Australian Accounting Standards (AAS) are classified as specific provisions in accordance with APS 220 Credit Risk Management. All Collectively Assessed Provisions (CAPs) raised under AAS are either classified into specific provisions or a General Reserve for Credit Loss (GRCL).

30 June 2022	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	521	296	817
for defaulted but not impaired loans	-	650	650
for Stage 2	-	1,990	1,990
Total Specific Provision[1]	521	2,936	3,457
General Reserve for Credit Loss[1]	-	1,087	1,087
Total provisions for expected credit losses	521	4,023	4,544

31 March 2022	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	501	293	794
for defaulted but not impaired loans	-	696	696
for Stage 2	-	1,914	1,914
Total Specific Provision[1]	501	2,903	3,404
General Reserve for Credit Loss[1]	-	1,278	1,278
Total provisions for expected credit losses	501	4,181	4,682

30 June 2021	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	868	364	1,232
for defaulted but not impaired loans	-	908	908
for Stage 2	-	1,895	1,895
Total Specific Provision[1]	868	3,167	4,035
General Reserve for Credit Loss[1]	-	1,505	1,505
Total provisions for expected credit losses	868	4,672	5,540

[1] Provisions classified according to APRA's letter dated 4 July 2017 "Provisions for regulatory purposes and AASB 9 financial instruments".

16 | Westpac Group June 2022 Pillar 3 Report

Pillar 3 report
Credit risk exposures

Impaired and past due loans

The following tables disclose the crystallisation of credit risk as impairment and loss. Analysis of exposures defaulted not impaired, impaired loans, related provisions and actual losses is broken down by concentrations reflecting Westpac's asset categories.

30 June 2022 **$m**	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 9 months ended
Corporate	144	313	243	78%	303
Business lending	971	320	149	47%	65
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,991	214	64	30%	29
Australian credit cards	-	63	35	56%	78
Other retail	-	217	115	53%	61
Small business	502	315	149	47%	22
Specialised lending	557	76	17	22%	-
Securitisation	-	-	-	-	-
Standardised	70	99	45	45%	-
Total	6,235	1,617	817	51%	558

31 March 2022 **$m**	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 6 months ended
Corporate	218	290	208	72%	303
Business lending	1,008	333	150	45%	34
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	4,229	226	65	29%	28
Australian credit cards	-	59	33	56%	50
Other retail	-	217	116	53%	36
Small business	496	348	167	48%	14
Specialised lending	532	88	19	22%	(1)
Securitisation	-	-	-	-	-
Standardised	73	92	36	39%	-
Total	6,556	1,653	794	48%	464

30 June 2021 **$m**	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 9 months ended
Corporate	175	675	539	80%	56
Business lending	1,068	343	179	52%	40
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	5,031	276	81	29%	54
Australian credit cards	-	76	47	62%	107
Other retail	-	246	141	57%	116
Small business	604	495	207	42%	37
Specialised lending	470	60	16	27%	1
Securitisation	-	-	-	-	-
Standardised	74	68	22	32%	-
Total	7,422	2,239	1,232	55%	411

[1] Includes items past 90 days not impaired.

Westpac GROUP
Westpac Group June 2022 Pillar 3 Report | 17

Pillar 3 report Securitisation 18 | Westpac Group June 2022 Pillar 3 Report Banking book summary of securitisation activity by asset type For the 3 months ended 30 June 2022 Amount Recognised gain or $m securitised loss on sale Residential mortgages 19,110 - Credit cards - - Auto and equipment finance - - Business lending - - Investments in ABS - - Other - - Total 19,110 - For the 6 months ended 31 March 2022 Amount Recognised gain or $m securitised loss on sale Residential mortgages 23,921 - Credit cards - - Auto and equipment finance - - Business lending - - Investments in ABS - - Other - - Total 23,921 - For the 3 months ended 30 June 2021 Amount Recognised gain or $m securitised loss on sale Residential mortgages 17,952 - Credit cards - - Auto and equipment finance - - Business lending - - Investments in ABS - - Other - - Total 17,952 -

Pillar 3 report
Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

30 June 2022	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	7,383	36	7,419
Liquidity facilities	-	-	281	281
Funding facilities	4,551	-	1,697	6,248
Underwriting facilities	-	-	-	-
Lending facilities	2,545	-	368	2,913
Warehouse facilities	13,703	-	5,623	19,326
Total	20,799	7,383	8,005	36,187

31 March 2022	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	7,590	37	7,627
Liquidity facilities	-	-	295	295
Funding facilities	3,132	-	1,868	5,001
Underwriting facilities	-	-	-	-
Lending facilities	1,930	-	371	2,301
Warehouse facilities	12,091	-	6,051	18,142
Total	17,154	7,590	8,623	33,366

30 June 2021	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	7,353	37	7,390
Liquidity facilities	-	-	271	271
Funding facilities	3,029	-	1,432	4,461
Underwriting facilities	-	-	-	-
Lending facilities	686	-	374	1,060
Warehouse facilities	10,707	-	5,752	16,459
Total	14,422	7,353	7,866	29,641

Westpac GROUP
Westpac Group June 2022 Pillar 3 Report | 19

Pillar 3 report
Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type[1]

30 June 2022 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	518	-	518
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	34	34
Other derivatives	-	-	15	15
Total	-	518	49	566

31 March 2022 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	331	-	331
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	50	50
Other derivatives	-	-	16	16
Total	-	331	67	398

30 June 2021 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	-	-	-
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	89	89
Other derivatives	-	-	12	12
Total	-	-	101	101

[1] EAD associated with trading book securitisation is not included in EAD by major type on page 13. Trading book securitisation exposure is captured and risk weighted under APS116 Capital Adequacy: Market Risk.

20 | Westpac Group June 2022 Pillar 3 Report

Pillar 3 report
Liquidity coverage ratio

Liquidity Coverage Ratio (LCR)

Westpac's average LCR for the quarter was 130% (31 March 2022: 137%) and continues to be comfortably above the regulatory minimum of 100%. The LCR decrease was mainly driven by a second reduction to Westpac's allocation of the CLF.

Liquid assets included in the LCR comprise High Quality Liquid Assets (HQLA), the Committed Liquidity Facility (CLF) offered by the Reserve Bank of Australia and additional qualifying RBNZ securities. In September 2021, APRA announced it expects ADIs subject to the LCR to reduce their CLF usage to zero by the end of 2022, subject to financial market conditions. The facility reduction is delivered in four phases, with the first reduction having occurred on 1 January 2022 and the second on 1 May 2022 (reducing by $9.25 billion on each date).

Westpac's portfolio of HQLA averaged $161.3 billion over the quarter[1] (31 March 2022: $164.7 billion).

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio.

Effective 1 January 2021, the Group is required by APRA to increase the value of its net cash outflows by 10% for the purpose of calculating LCR. The overlay to the Group's net cash outflows has been required by APRA in response to breaches of liquidity requirements. A program is underway to address APRA's requirements which includes APRA mandated reviews. The results of these reviews have been presented to APRA for consideration.

	30 June 2022		31 March 2022	
$m	Total unweighted value (average)[1]	Total weighted value (average)[1]	Total unweighted value (average)[1]	Total weighted value (average)[1]
Liquid assets, of which:				
1 High-quality liquid assets (HQLA)		161,295		164,706
2 Alternative liquid assets (ALA)		21,335		27,750
3 Reserve Bank of New Zealand (RBNZ) securities		1,858		4,640
Cash Outflows				
4 Retail deposits and deposits from small business customers, of which:	324,546	28,623	321,457	28,127
5 Stable deposits	158,523	7,926	156,295	7,815
6 Less stable deposits	166,023	20,697	165,162	20,312
7 Unsecured wholesale funding, of which:	173,072	79,152	181,535	79,750
8 Operational deposits (all counterparties) and deposits in networks for cooperative banks	73,920	18,398	84,850	21,117
9 Non-operational deposits (all counterparties)	88,527	50,129	85,159	47,107
10 Unsecured debt	10,625	10,625	11,526	11,526
11 Secured wholesale funding		-		-
12 Additional requirements, of which:	204,600	26,750	204,876	26,075
13 Outflows related to derivatives exposures and other collateral requirements	10,178	10,178	8,597	8,597
14 Outflows related to loss of funding on debt products	548	548	1,145	1,145
15 Credit and liquidity facilities	193,874	16,024	195,134	16,333
16 Other contractual funding obligations	5,580	3,090	5,113	3,778
17 Other contingent funding obligations	40,303	3,363	42,700	3,728
18 Total cash outflows		**140,978**		**141,458**
Cash inflows				
19 Secured lending (e.g. reverse repos)	4,719	-	4,543	-
20 Inflows from fully performing exposures	9,713	5,947	8,476	5,035
21 Other cash inflows	6,249	6,249	5,251	5,251
22 Total cash inflows	**20,681**	**12,196**	**18,270**	**10,286**
23 Total liquid assets		**184,488**		**197,096**
24 Total net cash outflows		**141,660**		**144,289**
24.1 Net cash outflows overlay		**12,878**		**13,117**
25 Liquidity Coverage Ratio (%)		**130%**		**137%**
Number of data points used		62		62

[1] Calculated as a simple average of the daily observations over the quarter.

Westpac GROUP
Westpac Group June 2022 Pillar 3 Report | 21

Pillar 3 report
Appendix I | APS330 quantitative requirements

The following table cross-references the quantitative disclosure requirements of APS330 to the quantitative disclosures made in this report.

APS330 reference		Westpac disclosure	Page
General Requirements			
Paragraph 49		Tier 1 capital, total exposures and leverage ratio	12
Attachment C			
Table 3: Capital Adequacy	(a) to (e)	Capital requirements	10
	(f)	Westpac's capital adequacy ratios	9
		Capital adequacy ratios of major subsidiary banks	9
Table 4: Credit Risk - general disclosures	(a)	Exposure at Default by major type	15
	(b)	Impaired and past due loans	17
	(c)	General reserve for credit loss	16
Table 5: Securitisation exposures	(a)	Banking Book summary of securitisation activity by asset type	18
	(b)	Banking Book summary of on and off-balance sheet securitisation by exposure type	19
		Trading Book summary of on and off-balance sheet securitisation by exposure type	20
Attachment F			
Table 20: Liquidity Coverage Ratio disclosure template		Liquidity Coverage Ratio disclosure	21

Exchange rates

The following exchange rates were used in this report and reflect spot rates for the period end.

$	30 June 2022	31 March 2022	30 September 2021
USD	0.6890	0.7481	0.7205
GBP	0.5666	0.5704	0.5359
NZD	1.1077	1.0760	1.0477
EUR	0.6584	0.6704	0.6211

22 | Westpac Group June 2022 Pillar 3 Report
Westpac GROUP

Pillar 3 report Disclosure regarding forward-looking statements Westpac Group June 2022 Pillar 3 Report | 23 The information contained in this report contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, macro and micro economic and market conditions, results of operations and financial condition. Words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in the Directors’ report included in Westpac’s 2022 Interim Financial Results Announcement, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider such factors and other uncertainties and events. Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, after the date of this report.